August 6, 2007

Mail Stop 4561

Dale Vincent
Chief Executive Officer
Mangosoft, Inc.
12 Technology Way
Nashua, NH 03060

> **RE:** **Mangosoft, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2007**
> **File number 333-144317**
>
> **Form 10-K for the Year ended December 31, 2006**
> **Filed March 30, 2007**
> **File number 0-30781**

Dear Mr. Vincent:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
General

1. We presume that you are relying upon Transaction Requirement B.4 (a) to register this rights offering on Form S-3. In this regard, please advise how you satisfied the other paragraphs of this section with respect to the rights offering; the standby offering should be analyzed separately. In this regard, you may want to

consider our CF Tel. Interpretations regarding the use of Form S-3 in these contexts.

Risk Factors, page 6

2. Please include risk factors addressing the going concern opinion rendered by the auditors, the staff of one full-time employee, and the absence of any apparent plan for how to proceed with the acquisition or development of new business.

Special Note Regarding Forward Looking Statements, page 13

3. Please either remove the references to the safe harbor provisions of Section 27A of the Securities Act of 1933 or of Section 21E of the Securities Exchange Act of 1934 or make it clear that they are not available to you each time you reference them. As you may know, these provisions are not available to companies whose stock is classified as "penny stock" under the Commission's rules.

The Rights Offering, page 21
Standby Purchase, page 24

4. Your disclosure indicates that a group consisting of the stockholders who participated in your January private placement and/or their affiliates (i.e., the Investors) intends to enter into an agreement with the Company to purchase all of the shares offered under the rights offering that are not purchased by the other stockholders of the Company at a price per share equal to the rights offering subscription price. Please provide us with detailed analysis of all communication and steps taken to date with these investors and explain to us how these actions comport with Section 5(c) of the Securities Act. Expand your disclosure to explain, in detail, how the standby purchase will work. Explain to us whether these individuals have participated in other offerings in this capacity. Further, please explain the consideration given to identifying the Investors as underwriters.

Plan of Distribution, page 35

5. We note that the shares are being offered directly by you without he services of an underwriter or selling agent. Please provide us with a Rule 3a4-1 analysis or advise.

6. Please discuss the standby agreement.

Incorporation by Reference, page 38

7. It is not clear to us why you incorporated the Form 10-KSB for the year ended December 31, 2005 and the Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 as their incorporation is not required. Please advise or revise.

Undertakings, page II-2

8. Please explain to us why this is not a 415 offering.

Form 10-KSB
Item 1. Description of Business, page 3

9. It is not clear from your disclosure how you continue to operate your two lines of business since you have no employees devoted to their functioning. Please expand this discussion to address the question of their operation.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11
Financial Condition, Liquidity and Capital Resources, page 16

10. Please include discussion of your plan for operation for the next twelve months as required by Item 303 of Regulation S-B. Such discussion should include your cash needs as well as sources for liquidity. Please also address the going concern opinion issued by your auditors.

Item 10. Executive Compensation, page 20

11. Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director
        OR
Mark P. Shuman
Branch Chief – Legal

CC: Jeffrey D. Zukerman
        Zukerman Gore & Brandeis, LLP
        875 Third Avenue
        New York, NY 10022
        Facsimile Number: (212)223-6433